FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of August, 2002

ALGOMA STEEL INC.
(Registrant's name)

105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _____   Form 40-F ___X___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes _____   No ___X___

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b):82-_____.)

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on
its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

ALGOMA STEEL INC.
(Registrant)

By: _____
Keith McKay
Vice President - Finance
and Chief Financial Officer

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended June 30, 2002
Millions of Canadian Dollars

1. Reconciliation of net income (loss) between Canadian and United States GAAP:

	Three Months ended June 30 2002	Five Months ended June 30 2002	One Month ended Jan. 31 2002	Three Month ended June 30 2001	Six Months ended June 30 2001
Net income (loss) as reported under Canadian GAAP	$ 21.6	$ 17.2	$ (26.1)	$ (47.8)	$ (184.5)
Accretion of equity component of convertible debt	(0.2)	(0.3)	-	-	-
Foreign exchange adjustment on translation of equity component of convertible long-term debt	0.4	0.3	-	-	-
Net income (loss) in accordance with U.S. GAAP	$ 21.8	$ 17.2	$ (26.1)	$ (47.8)	$ (184.5)
Basic net income (loss) per common share:					
- U.S. GAAP	$ 1.05	$ 0.85	$ (0.49)	$ (0.89)	$ (3.44)
- Cdn GAAP	$ 1.03	$ 0.84	$ (0.49)	$ (0.89)	$ (3.44)
Diluted net income (loss) per common share:					
- U.S. GAAP	$ 0.72	$ 0.57	$ (0.49)	$ (0.89)	$ (3.44)
- Cdn GAAP	$ 0.72	$ 0.58	$ (0.49)	$ (0.89)	$ (3.44)

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the Notes would be presented entirely as debt, and the accretion would be charged to income as interest on long-term debt. Under U.S. GAAP, the $22 million ascribed to the value of the holder conversion option is reclassified within shareholders' equity to shareholders' surplus on reorganization. As a result of reclassifying the equity component of the Notes to long-term debt under U.S. GAAP, a fresh start adjustment is made to shareholders surplus on reorganization to retain the calculated equity value of $300 million with a corresponding increase in capital assets.

2. Changes to the consolidated statements of financial position under U.S. GAAP are:

	June 30 2002	Jan. 31 2002
(i) Capital assets, net		
Balance under Canadian GAAP	$ 694.8	$ 712.3
Fresh start adjustment	8.3	8.3
Balance under U.S. GAAP	$ 703.1	$ 720.6
(ii) Long-term debt		
Balance under Canadian GAAP	$ 192.8	$ 203.5
Equity component of convertible long-term debt	5.6	8.4
Foreign exchange adjustment	(0.3)	(0.1)
Balance under U.S. GAAP	$ 198.1	$ 211.8
(iii) Shareholders' equity		
(a) Capital stock		
Balance under Canadian GAAP	$ 213.1	$ 200.0
Ascribed value of holders option credited on conversion	(8.0)	-
Foreign exchange adjustment of equity component upon conversion	(0.1)	-
Balance under U.S. GAAP	$ 205.0	$ 200.0

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

For the period ended June 30, 2002
Millions of Canadian Dollars

	June 30 2002	Jan. 31 2002
(iii) Shareholders' equity		
(b) Convertible long-term debt		
Balance under Canadian GAAP	$ 19.6	$ 30.4
Reclassified as long-term debt under U.S. GAAP	(5.6)	(8.4)
Ascribed value of holders option	(14.0)	(22.0)
Balance under U.S. GAAP	$ -	$ -
(c) Shareholders' surplus on reorganization		
Balance under Canadian GAAP	$ 69.6	$ 69.6
Ascribed value of holders option	22.0	22.0
Fresh start adjustment	8.3	8.3
Foreign exchange adjustment on convertible long-term debt	0.1	0.1
Balance under U.S. GAAP	$ 100.0	$ 100.0
(d) Retained earnings		
Balance under Canadian GAAP	$ 16.9	$ -
Foreign exchange adjustment on convertible long-term debt	0.3	-
Balance under U.S. GAAP	$ 17.2	$ -

3. A new accounting standard, SFAS 143 "Asset Retirement Obligations", was recently issued in the United States and the Canadian Institute of Chartered Accountants has recently issued an exposure draft on this same topic. Under the new U.S. standard, legal obligations arising from the retirement of all tangible long-lived assets are recognized immediately when incurred and are measured at fair value. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. The Corporation has not yet determined the effect that the adoption of this standard in 2003 will have on it's financial statements.

ALGOMA STEEL INC.

2002 Second Quarter Report to Shareholders

for the period ended June 30, 2002

ALGOMA STEEL

ALGOMA STEEL INC.
2002 SECOND QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended June 30, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the interim financial statements and notes contained in this report.

Financial and Operating Results

Net income for the three months ended June 30, 2002 was $21.6 million, a significant improvement over the net loss of $47.8 million incurred for the three months ended June 30, 2001. The quarter over quarter improvement results from an increase in selling prices and shipments, in conjunction with lower operating expenses resulting from higher production levels and the restructuring plan implementation on January 29, 2002.

Revenue was $287.2 million for the three months ended June 30, 2002 based on average selling prices of $499 per ton compared with revenue of $230.9 million and average selling prices of $477 per ton for the three months ended June 30, 2001. The average selling price improvement is due to industry price increases on most product lines. The increase in revenue also results from an improvement in steel shipments with shipments of 576,000 tons for the three months ended June 30, 2002 compared to 484,000 tons for the three months ended June 30, 2001.

Despite higher shipments, operating expenses declined to $265.7 million for the three months ended June 30, 2002 from $274.2 million for the three months ended June 30, 2001. Cost of sales declined by $9.5 million in the quarter as a result of physical and valuation adjustments to scrap, coal and ore inventories. Unit operating costs declined in the quarter due to the production efficiency of higher volumes and restructuring savings.

Operating income for the three months ended June 30, 2002 was $21.5 million, an improvement of $64.8 million over the $43.3 million operating loss reported for the three months ended June 30, 2001.

Financial income for the three months ended June 30, 2002 was $0.7 million compared to $1.8 million income for the three months ended June 30, 2001. Financial income for the three months ended June 30, 2002 comprises of a foreign exchange gain of $9.5 million, (primarily on the U.S. denominated long-term debt), offset by interest expense of $8.8 million. For the three months ended June 30, 2001, a foreign exchange gain of $22.2 million was primarily on the U.S. denominated long-term debt, offset by interest expense of $20.4 million.

The Company implemented fresh start accounting effective January 31, 2002 and, as a result, year-to-date net income is reported for the five months ended June 30, 2002. Net income in the post-restructuring period of February to June, 2002 was $17.2 million.

On a comparable six-month period ending June 30, 2002, a net loss of $8.9 million is reported compared to a $184.5 million net loss for the six-month period ending June 30, 2001. The lower net loss can be attributed to lower reorganization expenses, a significant accounts receivable write-off reported in 2001, improved selling prices, higher shipments and lower operating expenses.

Income tax expense for the three and five-month periods ended June 30, 2002 differs from the amount determined using the Company's statutory manufacturing and processing tax rate of 33% due to the utilization of tax loss carryforwards, the benefit of which had not previously been recognized.

Financial Resources and Liquidity

The Company reported cash flow from operations of $27.6 million for the three months ended June 30, 2002 compared with $2.1 million for the three months ended June 30, 2001 due to the improvement in operating results. Capital expenditures for the three months ended June 30, 2002 of $5.5 million compared to expenditures of $6.1 million for the three months ended June 30, 2001. The improvement in cash flow for the three months ended June 30, 2002 resulted in a repayment of $22.1 million in bank indebtedness. Bank indebtedness declined from $76.6 million as at March 31, 2002 to $54.5 million at June 30, 2002. Unused availability under the revolving credit facility at June 30, 2002 was $99 million.

During the second quarter, U.S. $22.7 million principal value of the 1% Notes was converted at the holder's option into 3.6 million common shares, resulting in $11.1 million of the equity component and $1.9 million of the debt component being transferred to share capital.

ORGANIZATIONAL CHANGES

During the quarter, the Company announced the following executive appointments.

Glen Manchester has been appointed to the position of Senior Vice President – Corporate Development. Keith McKay has been appointed to the position of Vice President – Finance and Chief Financial Officer.

Algoma had previously announced that Mr. Alexander Adam will be stepping down as President and Chief Executive Officer and that a search for a new President and Chief Executive Officer is underway.

TRADE

The results of the injury phase of the Canadian Steel Safeguard investigation before the Canadian International Trade Tribunal (CITT) were announced on July 5, 2002. Nine product categories were under individual review and three of these (carbon plate, cold rolled sheet and hot rolled sheet) are products manufactured by Algoma Steel. The CITT found injury in the plate and cold rolled sheet product categories and these products are now part of the remedy phase of the investigation. The CITT's recommendations on remedy to the Government of Canada are expected on August 19, 2002. The CITT did not make a finding of injury for the Company's principal product, hot rolled sheet. The Company, along with the other producers of hot rolled sheet, are carefully monitoring the volume and pricing of hot rolled sheet imports. The Government of Canada has stated that it will act immediately if another surge in imports occurs.

An anti-dumping order covering imports of certain hot rolled carbon steel plate originating in or exported from Mexico, the People's Republic of China, the Republic of South Africa and the Russian Federation is due to expire in late October 2002. The CITT has initiated an expiry review to determine whether the order should be renewed. A decision by the CITT is expected in early January 2003.

OUTLOOK

The current strong markets are expected to continue through the third quarter. Further improvement is expected in steel prices based on previously announced increases on sheet and plate products. Market conditions for the fourth quarter are less certain, particularly in light of the adverse finding on hot rolled sheet in the safeguard investigation.

The steelmaking operation is scheduled to be curtailed for approximately six days in October to complete maintenance on the blast furnace.

Alexander Adam
President and
Chief Executive Officer

Benjamin Duster
Chairman of the Board

Sault Ste. Marie, Ontario
July 31, 2002

Algoma Steel Inc.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit) *(Unaudited)*
(millions of Canadian dollars - except per share amounts)

	Three Months Ended June 30 2002	Five Months Ended June 30 2002	Pre-reorganization One Month Ended January 31 2002	Pre-reorganization Three Months Ended June 30 2001	Pre-reorganization Six Months Ended June 30 2001
			(Restated - note 1)		
Sales	$ 287.2	$ 445.5	$ 83.6	$ 230.9	$ 458.4
Operating expenses					
Cost of sales	240.3	380.5	85.2	247.7	501.3
Administrative and selling	10.4	15.9	3.1	9.0	18.5
Depreciation and amortization	15.0	24.6	5.8	17.5	34.9
	265.7	421.0	94.1	274.2	554.7
Income (loss) from operations	21.5	24.5	(10.5)	(43.3)	(96.3)
Financial expense (income)					
Interest on long-term debt (note 3)	5.5	9.3	-	-	16.5
Foreign exchange loss (gain) (note 1)	(9.5)	(8.6)	(2.3)	(22.2)	3.1
Other interest	3.3	5.6	7.6	20.4	25.1
	(0.7)	6.3	5.3	(1.8)	44.7
Income (loss) before the following	22.2	18.2	(15.8)	(41.5)	(141.0)
Loss on disposal of joint venture interest (note 6)	-	-	(6.8)	-	-
Reorganization expenses (note 7)	-	-	(3.3)	(5.8)	(42.5)
Income (loss) before income taxes	22.2	18.2	(25.9)	(47.3)	(183.5)
Provision for income taxes - current	0.6	1.0	0.2	0.5	1.0
Net income (loss)	$ 21.6	$ 17.2	$ (26.1)	$ (47.8)	$ (184.5)
Net income (loss) per common share (note 5)					
Basic	$ 1.03	$ 0.84	$ (0.49)	$ (0.89)	$ (3.44)
Diluted	$ 0.72	$ 0.58	$ (0.49)	$ (0.89)	$ (3.44)
Weighted average number of common shares outstanding – millions (note 5)					
Basic	20.79	20.16	53.65	53.65	53.65
Diluted	30.01	30.01	53.65	53.65	53.65
Retained earnings (deficit)					
Balance, beginning of period	$ (4.5)	$ -	$ (264.6)	$ (38.0)	$ 128.5
Change in accounting policy (note 1)	-	-	-	-	(29.8)
Net income (loss)	21.6	17.2	(26.1)	(47.8)	(184.5)
Accretion of equity component of convertible debt	(0.2)	(0.3)	-	-	-
Fresh start adjustment (note 1)	-	-	290.7	-	-
Balance, end of period	$ 16.9	$ 16.9	$ -	$ (85.8)	$ (85.8)

SUPPLEMENTAL NON-FINANCIAL INFORMATION

Operations (thousands of net tons)					
Raw steel production	631	1,036	186	559	1,055
Steel shipments	576	926	194	484	974

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Financial Position *(Unaudited)*
(millions of Canadian dollars)

	June 30 2002	January 31 2002
		(note 1)
Current assets		
Accounts receivable	$ 155.1	$ 125.6
Inventories	181.6	191.6
Prepaid expenses	9.2	7.6
	345.9	324.8
Capital assets, net	694.8	712.3
Deferred charges	3.5	4.4
Total assets	$ 1,044.2	$ 1,041.5
Current liabilities		
Bank indebtedness (note 2)	$ 54.5	$ 68.1
Accounts payable and accrued liabilities	66.6	61.4
Income and other taxes payable	5.1	10.5
Accrued pension liability and post-employment benefit obligation	28.7	28.7
Current portion of term loan (note 2)	40.0	20.0
	194.9	188.7
Term loan, net of current portion (note 2)	10.0	30.0
Long-term debt (note 3)	192.8	203.5
Interest on long-term debt (note 3)	8.8	-
Accrued pension liability and post-employment benefit obligation	308.9	309.7
Other long-term liabilities	9.6	9.6
	530.1	552.8
Shareholders' equity		
Capital stock (notes 4 & 5)	213.1	160.0
Stock options (note 4)	-	40.0
Convertible long-term debt (note 3)	19.6	30.4
Shareholders' surplus on reorganization	69.6	69.6
Retained earnings	16.9	-
	319.2	300.0
Total liabilities and shareholders' equity	$ 1,044.2	$ 1,041.5

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Cash Flows *(Unaudited)*
(millions of Canadian dollars)

	Three Months Ended June 30 2002	Five Months Ended June 30 2002	Pre-reorganization		
			One Month Ended January 31 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2001
				(Restated - note 1)	
Cash provided by (used in)					
Operating activities					
Net income (loss)	$ 21.6	$ 17.2	$ (26.1)	$ (47.8)	$ (184.5)
Adjustment for items not affecting cash	11.0	25.1	8.1	(1.1)	81.6
	32.6	42.3	(18.0)	(48.9)	(102.9)
Changes in operating working capital	(5.0)	(21.3)	49.0	51.0	73.7
	27.6	21.0	31.0	2.1	(29.2)
Investing activities					
Capital asset expenditures	(5.5)	(7.4)	(1.3)	(6.1)	(13.2)
Financing activities					
Repayment of long-term debt	-	-	-	(0.1)	(0.3)
Proceeds from term loan (note 2)	-	-	50.0	-	-
Increase (decrease) in bank indebtedness	(22.1)	(13.6)	(79.7)	4.1	42.7
	(22.1)	(13.6)	(29.7)	4.0	42.4
Cash					
Change during the period	-	-	-	-	-
Balance, beginning of period	-	-	-	-	-
Balance, end of period	$ -	$ -	$ -	$ -	$ -

See accompanying notes.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial reorganization and basis of presentation**

   Financial reorganization

   On April 23, 2001 (the "Filing Date"), Algoma Steel Inc. (the "Corporation") obtained protection under the Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice (the "Court"). The Court subsequently granted extensions of the CCAA protection until January 31, 2002. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its stakeholders by preventing legal action being brought against the Corporation and by staying substantially all unsecured and under-secured claims as of the Filing Date. Additional financing was obtained providing for continuing operations through the anticipated restructuring period.

   On October 24, 2001, the Corporation filed an initial Plan of Arrangement and Reorganization with the Court. A second and third amended and restated Plan of Arrangement and Reorganization were filed on November 8, 2001 and December 10, 2001, respectively. The third amended and restated Plan of Arrangement and Reorganization (the "Plan") was voted upon and approved by each Class of Affected Creditors on December 10 and December 17, 2001 and on December 19, 2001, the Court issued a Final Order sanctioning the Plan. The Corporation subsequently emerged from CCAA protection and the Plan was implemented on January 29, 2002 ("Implementation Date"). The significant provisions of the Plan are as follows:

   - the cancellation of all currently outstanding common shares and employee voting shares for no consideration and the issuance of new common shares as set out below;
   - the settlement of the First Mortgage Notes (U.S. $349.4 million) and related interest obligation (U.S. $47 million) in exchange for U.S. $125 million of 11% Notes maturing in 2009, U.S. $62.5 million of 1% convertible Notes maturing in 2030 and 15 million new common shares;
   - a cash payment of $0.8 million and 1 million new common shares in satisfaction of all claims of the unsecured creditors;
   - options for 4 million new common shares issued to employees for nominal consideration and new collective bargaining agreements which include wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions. The pension obligations were restructured through the new collective bargaining agreements and an arrangement with the Superintendent of the Financial Services Commission of Ontario;
   - new financing facilities and a $50 million loan guarantee provided by the Government of Canada; and
   - a new Board of Directors comprised of 7 nominees of the holders of the First Mortgage Notes and 3 nominees of the United Steelworkers of America.

   Basis of presentation

   Fresh start accounting

   The Corporation has accounted for the reorganization by using the principles of fresh start accounting as required under Canadian generally accepted accounting principles ("GAAP"). For accounting purposes, the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Corporation's deficit was eliminated by a reduction of contributed surplus. In order to establish the fresh start consolidated statement of financial position, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. Prior to the Implementation Date, the Corporation's previous Board of Directors passed a resolution setting the stated capital of the new common shares at $10 per share based upon the $300 million equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of fixed assets and the pension and post-employment benefit obligations. The fair value of the pension and post-employment benefit obligations were determined by an independent actuary. The fair value of fixed assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. Financial reorganization and basis of presentation *(continued)*

The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting:

	Jan. 31, 2002 Balance Prior to Reorganization	Reorganization Adjustments	Fresh Start Adjustments	Jan. 31, 2002 Balance After Adjustments
Assets				
Current assets	$ 324.8	$	$	$ 324.8
Fixed assets, net	799.7		(87.4)	712.3
Deferred charges	-	4.4 (f)		4.4
	$ 1,124.5	$ 4.4	$ (87.4)	$ 1,041.5
Liabilities				
Bank indebtedness	$ 118.1	$ (50.0) (a)	$	$ 68.1
Accounts payable and accrued liabilities	209.2	(68.5) (b)		61.4
		(75.0) (c)		
		(13.3) (e)		
		9.0 (f)		
Income and other taxes payable	8.8	2.5 (b)	(0.8)	10.5
Accrued pension liability and post-employment benefit obligation	-		28.7	28.7
Current portion of long-term debt	554.6	20.0 (a)		20.0
		(554.6) (c)		
	890.7	(729.9)	27.9	188.7
Long-term debt	-	30.0 (a)		233.5
		203.5 (c)		
Accrued pension liability	263.4	(262.7) (d)	92.2	92.9
Post-employment benefit obligation	147.1	3.4 (d)	66.3	216.8
Other long-term liabilities	7.1	2.5 (b)		9.6
	1,308.3	(753.2)	186.4	741.5
Shareholders' equity (deficiency)				
Issued capital stock	188.0	(188.0) (g)		-
Capital stock to be issued	-	10.0 (b)		160.0
		150.0 (c)		
Stock options	-	40.0 (e)		40.0
Convertible long-term debt	-	30.4 (c)		30.4
Surplus (deficit) on restructuring	(81.1)	715.2 (h)	(564.5)	69.6
Deficit	(290.7)		290.7	-
	(183.8)	757.6	(273.8)	300.0
	$ 1,124.5	$ 4.4	$ (87.4)	$ 1,041.5

Summary of adjustments:

(a) Refinancing of bank indebtedness into a $50 million term loan repayable in $10 million quarterly installments beginning September 30, 2002.

(b) Claims of unsecured and under-secured creditors are settled in exchange for $0.8 million in cash and 1 million new common shares having a stated capital of $10 million. The Municipal Claim of $7.4 million in respect of taxes owing to the City of Sault Ste. Marie is compromised in exchange for $5 million payable in two equal installments on December 31, 2002 and 2003.

(c) First Mortgage Note principal of $554.6 million (U.S. $349.4 million) and accrued interest of $75 million (U.S. $47.2 million) are settled in exchange for $198.4 million (U.S. $125 million) of 11% Notes due 2009, U.S. $62.5 million of 1% convertible Notes due 2030 and 15 million new common shares having a stated capital of $150 million. As required by Canadian generally accepted accounting principles, the 1% convertible Notes have

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial reorganization and basis of presentation** *(continued)*

    been separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments for the years 2002 to 2009 of $5.1 million (U.S. $3.2 million) has been presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 of $8.4 million (U.S. $5.2 million) plus $22 million ascribed to the value of the holder conversion option have been presented as equity. All present value amounts were determined using an 11% discount rate.

    (d) Adjust the post-employment and pension liabilities for the new collective bargaining agreements, the elimination of pension indexing benefits and the arrangement with the Superintendent of the Financial Services Commission of Ontario.

    (e) Accrued vacation liability is reduced by $13.3 million as a result of reduced vacation entitlements contained in the new collective bargaining agreements. The agreements also include wage and benefit reductions, pension benefit changes, manning reductions and the issuance to employees of options for 4 million new common shares for nominal consideration. These options are reflected in shareholders' equity at $40 million.

    (f) Accrual for additional reorganization expenses of $4.6 million and $4.4 million of fees relating to the new banking facilities.

    (g) Capital stock issued and outstanding prior to the reorganization are cancelled for no consideration.

    (h) The net effect of adjustments (b) to (g) is an increase to contributed surplus of $715.2 million.

Accounting policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the accounting policies described in the fiscal 2001 Annual Report, except that the Corporation's assets and liabilities have been comprehensively revalued as noted above. Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains or losses included in the determination of net income. This accounting change has not had a significant impact on the consolidated financial statements in 2002. The results for the first quarter of 2001 and six months ended June 30, 2001 have been restated to reduce the net loss by $29.8 million of pre-2001 exchange losses charged to reorganization expense with a corresponding decrease to opening retained earnings. An additional $23.2 million of exchange loss has been reclassified from reorganization expenses to financial expense for comparative purposes. Effective January 1, 2002, the Corporation adopted the recommendations of the CICA relating to stock-based compensation and other stock-based payments. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not have a significant impact on the consolidated financial statements.

Management is required to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian GAAP for annual consolidated financial statements.

The unaudited interim consolidated financial statements have been prepared on a "going concern" basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These unaudited interim consolidated financial statements do not reflect any adjustments that would be necessary if the "going concern" principle was not appropriate. The Corporation is dependent upon continued strengthening in the North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Comparative figures

Comparative financial information for periods prior to January 31, 2002 are required under securities legislation and may be of limited interest to readers of these unaudited interim consolidated financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting. In addition, the consolidated financial statements for 2001 have been restated to reflect the retroactive application of the change in accounting policy in respect of foreign currency translation.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

2. **Banking facilities**

   On January 29, 2002, the Corporation entered into an Amended and Restated Loan Agreement ("Agreement"). The Agreement expires on December 30, 2003 and provides the Corporation with a revolving credit facility ("Revolving Facility") and a term loan ("Term Facility"). The Revolving Facility provides financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation's accounts receivable, inventories and a loan guarantee provided by the Government of Canada ("Loan Guarantee"), less certain reserves. There was $99 million of unused excess availability under the Revolving Facility at June 30, 2002. The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee. Borrowings can be made in either Canadian or United States (U.S) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation's option, at 5.5% over bankers' acceptance rate or London interbank offering rate (LIBOR) for U.S. dollar loans.

   The Term Facility is for $50 million and is repayable in $10 million quarterly installments commencing September 30, 2002 and ending September 30, 2003. Amounts repaid under the Term Facility cannot be reborrowed. Borrowings are in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Corporation's option, at 5.5% over bankers' acceptance rate loans. The Term Facility is collateralized by a first charge on fixed assets, the Loan Guarantee and a second charge on accounts receivable and inventories.

   At June 30, 2002, the Corporation was in compliance with all restrictive covenants contained in the Agreement.

3. **Long-term debt**

	June 30 2002	January 31 2002
11% Notes maturing December 31, 2009, principal value U.S. $125 million (a)	$ 189.6	$ 198.4
1% convertible Notes maturing December 31, 2030, principal value U.S. $39.8 million (January 31, 2002 - U.S. $62.5 million) (b)	3.2	5.1
	192.8	203.5
Less: current portion	-	-
	$ 192.8	$ 203.5

   (a) The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 2 are repaid or refinanced. The 11% Notes are collateralized by a first charge on fixed assets, subject to collateral on the Term Facility (note 2), and a second charge on other assets.

   (b) The collateral, interest accrual and interest payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holder's option at a conversion price per share of $10 ("Conversion Price"). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% convertible Notes are separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts are determined using an 11% discount rate.

   During the second quarter, U.S. $22.7 million principal value of 1% Notes were converted at the holder's option into 3.6 million common shares resulting in $11.1 million of the equity component and $1.9 million of the debt component being transferred to share capital.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

4. **Share capital**

Authorized - Unlimited common shares

The following table summarizes the share capital transactions for the five months ended June 30, 2002 expressed in millions of shares and dollars:

| | Stock Options | | Common Shares | | | |
| | | | To Be Issued | | Issued and Outstanding | |
	# Options	Ascribed Value	# Shares	Stated Capital	# Shares	Stated Capital
Balance at January 31, 2002 (a)	4.0	$ 40.0	16.0	$ 160.0	-	$ -
Issued pursuant to Plan of Arrangement to:						
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 3)					3.6	13.0
Directors Share Award Plan (note 8)					-	0.1
Balance at June 30, 2002	-	$ -	-	$ -	23.6	$ 213.1

(a) As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April 2002 (note 1). Employees received 4 million common shares on February 12, 2002, upon the exercise of stock options having a nominal exercise price, which were granted as part of the new collective bargaining agreements.

5. **Earnings per share**

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of January 31, 2002 at the Conversion Price (note 3).

	Three Months Ended June 30 2002	Five Months Ended June 30 2002
Basic		
Net income	$ 21.6	$ 17.2
Convertible debt - net charge to retained earnings	(0.2)	(0.3)
Net income attributable to common shareholders	$ 21.4	$ 16.9
Diluted		
Net income	$ 21.6	$ 17.2
Convertible debt - net charge to income	0.1	0.2
Net income attributable to common shareholders	$ 21.7	$ 17.4
Basic weighted average number of common shares outstanding	20.79	20.16
Common shares issued on the assumed conversion of convertible debt	9.22	9.85
Diluted weighted average number of common shares outstanding	30.01	30.01

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on January 31, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

6. Disposition of joint venture interest

    In January 2002, the Corporation's wholly-owned U.S. subsidiary, Cannelton Iron Ore Company ("CIOC"), completed an agreement with Cleveland-Cliffs Inc. ("Cliffs") to transfer CIOC's 45% interest in the Tilden Mining Company L.C. ("Tilden") in exchange for the assumption by Cliffs of CIOC's share of Tilden's liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden's financial statements.

7. Reorganization expenses

    The following costs have been charged to reorganization expenses:

	One Month Ended January 31 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2001
			(Restated - note 1)
Unamortized discount on First Mortgage Notes	$ -	$ -	$ 29.5
Deferred debt issue costs	-	-	7.2
Professional fees and other expenses	3.3	5.8	5.8
	$ 3.3	$ 5.8	$ 42.5

8. Stock-based compensation plans

    In May 2002, the shareholders of the Corporation approved a Share Award Plan (the "Plan") for members of the Board of Directors which permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation. Any shares granted under the Plan are issued quarterly. The Corporation accrues for this compensation based on the fair market value of the shares granted.

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Share Transfer Agent

Computershare Trust Company of Canada
Shareholders Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Tel: 416-981-9500
Fax: 416-981-9800

**Trustee, Paying Agent and Registrar
for 11% and 1% Notes**

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware
19890
Tel: 302-636-6023
Fax: 302-636-4143

ALGOMA STEEL